                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 3)1

                               MAXWORLDWIDE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    539441105
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               September 16, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 39 Pages)
--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

------------------------                                 -----------------------
CUSIP No. 539441105                  13D                     Page 2 of 39 pages
------------------------                                 -----------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   1,104,200
OWNED BY EACH
  REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,104,200
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,104,200
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                 -----------------------
CUSIP No. 539441105                  13D                     Page 3 of 39 pages
------------------------                                 -----------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              NEWCASTLE CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   1,104,200
OWNED BY EACH
  REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,104,200
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,104,200
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                 -----------------------
CUSIP No. 539441105                  13D                     Page 4 of 39 pages
------------------------                                 -----------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              NEWCASTLE CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   1,104,200
OWNED BY EACH
  REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,104,200
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,104,200
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*
                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                 -----------------------
CUSIP No. 539441105                  13D                     Page 5 of 39 pages
------------------------                                 -----------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   1,104,200
OWNED BY EACH
  REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,104,200
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,104,200
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                 -----------------------
CUSIP No. 539441105                  13D                     Page 6 of 39 pages
------------------------                                 -----------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     COUCHMAN PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   1,537,362
OWNED BY EACH
  REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,537,362
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,537,362
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6.27%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                 -----------------------
CUSIP No. 539441105                  13D                     Page 7 of 39 pages
------------------------                                 -----------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     COUCHMAN CAPITAL LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   1,537,362
OWNED BY EACH
  REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,537,362
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,537,362
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6.27%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                 -----------------------
CUSIP No. 539441105                  13D                     Page 8 of 39 pages
------------------------                                 -----------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                JONATHAN COUCHMAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   1,537,362
OWNED BY EACH
  REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,537,362
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,537,362
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6.27%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                 -----------------------
CUSIP No. 539441105                  13D                     Page 9 of 39 pages
------------------------                                 -----------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              FURTHERFIELD PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   110,000
OWNED BY EACH
  REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                110,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     110,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.45%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                 -----------------------
CUSIP No. 539441105                  13D                     Page 10 of 39 pages
------------------------                                 -----------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              SKILES PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   110,000
OWNED BY EACH
  REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                110,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     110,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.45%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                 -----------------------
CUSIP No. 539441105                  13D                     Page 11 of 39 pages
------------------------                                 -----------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              DB3 HOLDINGS CORP.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   110,000
OWNED BY EACH
  REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                110,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     110,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.45%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                 -----------------------
CUSIP No. 539441105                  13D                     Page 12 of 39 pages
------------------------                                 -----------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              DANIEL A. BREEN III
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   110,000
OWNED BY EACH
  REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                110,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     110,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.45%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                 -----------------------
CUSIP No. 539441105                  13D                     Page 13 of 39 pages
------------------------                                 -----------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              STEVEN J. PULLY
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   0
OWNED BY EACH
  REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     0
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                 -----------------------
CUSIP No. 539441105                  13D                     Page 14 of 39 pages
------------------------                                 -----------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              TIMOTHY A. BIENEK
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   0
OWNED BY EACH
  REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     0
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                 -----------------------
CUSIP No. 539441105                  13D                     Page 15 of 39 pages
------------------------                                 -----------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              JOHN MURRAY
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   0
OWNED BY EACH
  REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     0
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                 -----------------------
CUSIP No. 539441105                  13D                     Page 16 of 39 pages
------------------------                                 -----------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              CARL E. ESREY
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
 BENEFICIALLY                   0
OWNED BY EACH
  REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     0
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                 -----------------------
CUSIP No. 539441105                  13D                     Page 17 of 39 pages
------------------------                                 -----------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 DANIEL ROUTMAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
 BENEFICIALLY                   0
OWNED BY EACH
  REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     0
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                 -----------------------
CUSIP No. 539441105                  13D                     Page 18 of 39 pages
------------------------                                 -----------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               THE MAXWORLDWIDE FULL VALUE COMMITTEE
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
 BENEFICIALLY                   0
OWNED BY EACH
  REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     0
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0(2)
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

2    The members of the MaxWorldwide  Full Value Committee each beneficially own such amount of Common Stock as reported elsewhere in this Schedule 13D.

------------------------                                 -----------------------
CUSIP No. 539441105                  13D                     Page 19 of 39 pages
------------------------                                 -----------------------

            The following constitutes Amendment No. 3 ("Amendment No. 3") to the
Schedule 13D filed by Couchman  Capital LLC and its  affiliates.  This Amendment
No. 3 amends and restates  such  Schedule 13D in its entirety and is the initial filing of the other Reporting Persons named herein.

Item 1.          Security and Issuer.
                 -------------------

            This  Statement  relates to the common  stock,  par value  $.001 per share ("Common Stock"),  of MaxWorldwide,  Inc. (the "Issuer"),  whose principal executive offices are located at 4499 Glencoe Avenue, Marina Del Rey, CA 90292.

Item 2.          Identity and Background.
                 -----------------------

            Items  2(a),  2(b) and  2(c)  This  Statement  is  jointly  filed by
Newcastle Partners,  L.P., a Texas limited partnership  ("Newcastle  Partners"),
Newcastle  Capital  Management,  L.P., a Texas limited  partnership  ("Newcastle
Management"), Newcastle Capital Group, L.L.C., a Texas limited liability company
("Newcastle Group"), Mark E. Schwarz,  Couchman Partners, L.P., a British Virgin
Island limited  partnership  ("Couchman  LP"),  Couchman Capital LLC, a Delaware
limited liability company ("Couchman Capital"), Jonathan Couchman,  Furtherfield
Partners,  L.P., Skiles Partners, L.P., DB3 Holdings Corp., Daniel A. Breen III,
Steven J.  Pully,  Timothy  A.  Bienek,  John  Murray,  Carl C. Ersey and Daniel
Routman (Newcastle Partners, Newcastle Management, Newcastle Group, Couchman LP,
Couchman  Capital,  Furtherfield  Partners,  L.P.,  DB3 Holdings  Corp.,  Skiles
Partners,  L.P. and Messrs.  Schwarz,  Couchman,  Breen, Pully, Bienek,  Murray,
Esrey and Routman are  hereinafter  collectively  referred to as the  "Reporting
Persons").

            Mark E. Schwarz is the managing member of Newcastle Group,  which is the  general  partner  of  Newcastle  Management,  which in turn is the  general partner of Newcastle  Partners (Mark E. Schwarz,  Newcastle  Group and Newcastle
Management are hereinafter referred to as the "Newcastle Control Persons").

            Jonathan  Couchman  is the sole  member of the  Management  Board of
Couchman Capital, which is the general partner of Couchman LP (Jonathan Couchman and Couchman  Capital are  hereinafter  referred to as the  "Couchman LP Control
Persons").

            Daniel A. Breen III is the sole officer and director of DB3 Holdings
Corp.,  which is the  general  partner of Skiles  Partners,  L.P.,  which is the general  partner of  Furtherfield  Partners,  L.P.  (Daniel  A.  Breen III,  DB3
Holdings  Corp. and Skiles  Partners,  L.P. are  hereinafter  referred to as the
"Furtherfield Control Persons").

            The Newcastle  Control Persons,  the Couchman LP Control Persons and
the Furtherfield  Control Persons may each be deemed,  pursuant to Rule 13d-3 of the  Securities  Exchange  Act  of  1934,  as  amended  (the  "Act"),  to be the beneficial  owners of all  shares of Common  Stock held by  Newcastle  Partners,
Couchman LP and Furtherfield Partners, L.P., respectively. The Reporting Persons are filing  this joint  statement,  as they may be  considered  a "group"  under
Section 13(d)(3) of the Act.

            The principal  business of Mark E. Schwarz is as the managing member of Newcastle Group.  The principal  business of Newcastle Group is acting as the general  partner of Newcastle  Management.  The principal  business of Newcastle
Management is acting as the general partner of Newcastle Partners. The principal business of Newcastle  Partners is investing in securities.  The principal place of business  for each of Newcastle  Partners,  Newcastle  Management,  Newcastle
Group and Mark E. Schwarz is 200 Crescent Court, Suite 670, Dallas, Texas 75201.

            Couchman  Capital is a private  investment  adviser with a principal place of business of 800 Third Avenue, 31st Floor, New York, New York 10022. The
principal business of Couchman Capital is as the general partner of Couchman LP.
Couchman LP's  principal  business is investing in  securities  and its business address is c/o Hedge Fund Services (BVI) Limited,  Skelton Building,  2nd Floor,
Road Town, Tortola,  British Virgin Islands.  The principal business of Jonathan
Couchman is as sole member of the Management Board of Couchman Capital,  and his business address is 800 Third Avenue, 31st Floor, New York, New York 10022.

------------------------                                 -----------------------
CUSIP No. 539441105                  13D                     Page 20 of 39 pages
------------------------                                 -----------------------

            The principal business of Daniel A. Breen III is as the sole officer and director of DB3 Holdings Corp. The principal  business of DB3 Holdings Corp.
is acting as the general partner of Skiles Partners, L.P. The principal business of Skiles  Partners,  L.P.  is acting as the  general  partner  of  Furtherfield
Partners,  L.P.  The  principal  business  of  Furtherfield  Partners,  L.P.  is
investing  in  securities.   The  principal   place  of  business  for  each  of
Furtherfield  Partners,  L.P., DB3 Holdings  Corp.,  Skiles  Partners,  L.P. and
Daniel A. Breen III is 7500 San Felipe, Suite 1060, Houston, TX 77063.

            By virtue of his position with Newcastle  Group, Mr. Schwarz has the power to vote and dispose of the Common  Stock owned by Newcastle  Partners.  By virtue of his position with Couchman Capital, Mr. Couchman has the power to vote and dispose of the Common  Stock owned by Couchman LP. By virtue of his position with DB3  Holdings  Corp.,  Mr.  Breen has the power to vote and  dispose of the
Common Stock owned by Furtherfield Partners, L.P.

            The  principal  business  of Steven  J.  Pully is as an  officer  of
Newcastle  Partners.  The business  address of Mr. Pully is 200 Crescent  Court,
Suite 670, Dallas, Texas 75201.

            The principal business of Timothy A. Bienek is as the Executive Vice
President of Hallmark  Financial  Services,  Inc.  The  business  address of Mr.
Bienek is 14651 Dallas Parkway, Suite 900, Dallas, Texas 75240.

            The principal  business of John Murray is as the managing partner of
Murray Partners,  L.P., a certified accounting practice. The business address of
Mr. Murray is 7531 Greenbriar Drive, Dallas, Texas 75225.

            The  principal  business  of Carl E.  Esrey is as  principal  of BMC
Mortgage.  The business  address of Mr.  Esrey is 4514 Cole  Avenue,  Suite 750,
Dallas, Texas 75205.

            Daniel Routman is a private  investor.  The business  address of Mr.
Routman is 5036 Seneca Drive, Dallas, Texas 75209.

            On September 16, 2002,  the Reporting  Persons  entered into a Joint
Filing  Agreement (the "Joint Filing  Agreement"),  the purpose of which,  among
other  things,   was  to  form  The  MaxWorldwide   Full  Value  Committee  (the
"Committee").  The  Committee  was formed to solicit  proxies at the 2002 annual meeting of stockholders of the Issuer (the "Annual Meeting").  Pursuant thereto, the  Committee is a Reporting  Person under this  Schedule 13D. The Committee is not a  business  entity  and has no place of  organization.  Its  address is 200
Crescent  Court,  Suite 670,  Dallas,  Texas  75201.  A copy of the Joint Filing
Agreement which is further  described in Item 6 is attached as an exhibit hereto and is incorporated herein by reference.  Accordingly, the Reporting Persons are hereby filing this joint Schedule 13D.

            Item 2(d) During the last five years,  none of the Reporting Persons have been convicted in a criminal  proceeding  (excluding  traffic violations or similar misdemeanors).

            Item 2(e) During the last five years,  none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative  body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating  activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Item  2(f) Each of Mark E.  Schwarz,  Jonathan  Couchman,  Daniel A.
Breen III, Steven J. Pully,  Timothy A. Bienek,  John Murray,  Carl E. Esrey and
Daniel Routman is a citizen of the United States.

Item 3.          Source and Amount of Funds or Other Consideration.
                 -------------------------------------------------

            The  net  investment  cost  (including  commissions,  if any) of the shares of Common Stock held by Newcastle Partners was approximately  $1,106,439, all of which was obtained from Newcastle  Partners'  working capital.  No Common
Stock is owned directly by Newcastle Group, Newcastle Management or Mr. Schwarz.

------------------------                                 -----------------------
CUSIP No. 539441105                  13D                     Page 21 of 39 pages
------------------------                                 -----------------------

            The  net  investment  cost  (including  commissions,  if any) of the shares of Common Stock held by Couchman LP was approximately $1,216,824,  all of which was  obtained  from  Couchman  LP's  working  capital.  No Common Stock is directly owned by Couchman Capital or Mr. Couchman.

            The  net  investment  cost  (including  commissions,  if any) of the shares of Common Stock held by  Furtherfield  Partners,  L.P. was  approximately
$47,620,  all of which was obtained from Furtherfield  Partners,  L.P.'s working capital.  No Common  Stock is owned  directly  by  Skiles  Partners,  L.P.,  DB3
Holdings Corp. or Mr. Breen.

            No Common Stock is directly owned by Messrs. Pully, Bienek,  Murray,
Esrey or Routman.

Item 4.          Purpose of Transaction.
                 ----------------------

            Newcastle Partners purchased the shares of Common Stock based on the belief that the Common Stock,  at current market  prices,  was  undervalued  and
represented  an  attractive  investment  opportunity.   Couchman  LP  originally
purchased  its  shares of Common  Stock for  investment  purposes.  Furtherfield
Partners, L.P. purchased the shares of Common Stock based on the belief that the
Common Stock,  at current  market prices,  was  undervalued  and  represented an attractive  investment  opportunity.  Depending upon overall market  conditions, other investment  opportunities,  and the availability of shares of Common Stock at  desirable  prices,  the  Reporting  Persons may  endeavor to increase  their position in the Issuer  through,  among other things,  the purchase of shares of
Common Stock in open market or private  transactions,  on such terms and at such times as the  Reporting  Persons  deem  advisable.  On  September  16,  2002 the
Reporting  Persons  entered  into the Joint  Filing  Agreement  which is further described in Item 6.

            The  Reporting   Persons  are,   however,   disappointed   with  the
performance of the Common Stock.  The Reporting  Persons believe that the equity markets  do not  fully  appreciate  the value of the  Common  Stock and that the trading levels for the Common Stock will not improve  significantly  in the near future.  Because  the  Reporting  Persons  believe  that the  Common  Stock will continue  to be  undervalued,  Newcastle  Partners  has  proposed to acquire the outstanding  Common Stock of the Issuer. The Reporting Persons believe that such a transaction  would provide the Issuer's  stockholders  with an  opportunity to maximize the present value of their investment.  To this end, Newcastle Partners delivered  a letter  dated  September  18,  2002 to  William M.  Apfelbaum,  the
Chairman of the Board of Directors of the Issuer  submitting an offer to acquire the  outstanding  Common  Stock of the Issuer  for $.75 per share in cash.  This offer  represents an  approximately  74% premium to the Issuer's market price on the day  prior  to the  offer.  The  offer is  subject  to  certain  conditions, including  completion of due  diligence,  obtaining  all necessary  consents and approvals, including board and stockholder approval, and certain other customary conditions.  The offer does not contain  any  financing  contingency.  Newcastle
Partners is prepared to immediately  enter into  negotiations with the Issuer to finalize the terms of the proposed transaction. A copy of the September 18, 2002 letter  to Mr.  Apfelbaum  is  filed  as an  exhibit  to this  Schedule  13D and incorporated herein by reference.

            In  an  effort  to  insure  that  the   interests  of  the  Issuer's
stockholders are adequately  represented by the Issuer's Board of Directors,  on
September  18,  2002,  Newcastle  Partners  delivered a letter (the  "Nomination
Letter") to the Issuer,  the  purpose of which was to nominate  the  Committee's slate of directors  for election to the Issuer's  Board of Directors at the next
Annual Meeting. A copy of the Nomination Letter is attached as an exhibit hereto and incorporated herein by reference. The Reporting Persons plan to file a proxy statement with the Securities and Exchange  Commission and to solicit proxies in support of such  nominees at the Issuer's  2002 Annual  Meeting.  The  Reporting
Persons have agreed to support the director nominees of the Committee.

            The Reporting Persons may, from time to time, evaluate various other alternatives  that they might consider in order to influence the  performance of the Issuer and the  activities of its Board of  Directors.  Depending on various factors,  the Reporting  Persons may take such actions as they deem  appropriate including,  without limitation,  engaging in discussions with management and the
Board of Directors of the Issuer, communicating with other stockholders, seeking alternative board representation,  making proposals to the Issuer concerning the capitalization  and operations of the Issuer,  purchasing  additional  shares of
Common Stock or selling some or all of their shares of Common Stock or to change their intention with respect to any and all matters  referred to in this Item 4.

------------------------                                 -----------------------
CUSIP No. 539441105                  13D                     Page 22 of 39 pages
------------------------                                 -----------------------

The  Reporting  Persons  intend to  continue  to  actively  monitor  efforts  by management  to increase  stockholder  value.  The  Reporting  Persons may in the future  propose  other  matters for  consideration  and approval by the Issuer's stockholders or the Board of Directors.

            No  Reporting  Person has any present  plan or proposal  which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j)
of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions  discussed above. The Reporting  Persons intend to review their investment in the Issuer on a continuing basis and to attempt to engage in discussions  with  management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors including,  without limitation,  the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry  conditions,  the Reporting
Persons may in the future take such actions with  respect to its  investment  in the Issuer as it deems appropriate including, without limitation,  seeking board representation, making proposals to the Issuer concerning the capitalization and operations  of the  Issuer,  seeking to acquire all of the  outstanding  capital stock of the Issuer through  negotiated  transactions  or otherwise,  purchasing
additional  Common  Stock  in  the  open  market  or  in  privately   negotiated
transactions  or  selling  some or all of its  Common  Stock  or to  change  its intention with respect to any and all matters referred to in Item 4.

Item 5.          Interest in Securities of the Issuer.
                 -------------------------------------

            The aggregate  percentage  of shares of Common Stock  reported to be owned by the  Reporting  Persons is based upon  24,503,305  shares  outstanding, which is the total number of shares of Common Stock  outstanding  as reported in the Issuer's  Form 10-Q/A for the period ended March 31, 2002, as filed with the
Securities  and  Exchange   Commission  on  June  11,  2002,  adjusted  for  two
transactions that the issuer has announced since that time.

                 (a) As of the filing date of this Statement, Newcastle Partners beneficially owned 1,104,200 shares of Common Stock, representing  approximately
4.5% of the Issuer's issued and outstanding Common Stock.  Newcastle Management, as the general partner of Newcastle  Partners,  Newcastle  Group, as the general partner of Newcastle Management,  and Mark E. Schwarz, as the managing member of
Newcastle  Group, may each be deemed to beneficially own the 1,104,200 shares of
Common   Stock   beneficially   owned  by   Newcastle   Partners,   representing
approximately 4.5% of the issued and outstanding Common Stock of the Issuer.

                 As  of  the  filing  date  of  this   Statement,   Couchman  LP
beneficially owned 1,537,362 shares of Common Stock, representing  approximately
6.27% of the Issuer's issued and outstanding Common Stock.  Couchman Capital, as the general partner of Couchman LP, and Jonathan Couchman, as the sole member of the Management Board of Couchman Capital, may each be deemed to beneficially own the  1,537,362  shares  of  Common  Stock  beneficially  owned by  Couchman  LP, representing  approximately  6.27% of the issued and outstanding Common Stock of the Issuer.

                 As of the filing date of this Statement, Furtherfield Partners,
L.P.   beneficially   owned  110,000   shares  of  Common  Stock,   representing
approximately  0.45% of the Issuer's issued and outstanding Common Stock. Skiles
Partners,  L.P., as the general  partner of  Furtherfield  Partners,  L.P.,  DB3
Holdings Corp., as the general partner of Skiles  Partners,  L.P., and Daniel A.
Breen III, as the sole officer and director of DB3 Holdings  Corp.,  may each be deemed to beneficially own the 110,000 shares of Common Stock beneficially owned by Furtherfield Partners,  L.P., representing  approximately 0.45% of the issued and outstanding Common Stock of the Issuer.

                 Steven J. Pully,  Timothy A. Bienek, John Murray, Carl E. Esrey
and Daniel Routman do not beneficially own any shares of Common Stock.

            (b) By virtue of his position  with  Newcastle  Partners,  Newcastle
Group and Newcastle  Management,  Mark E. Schwarz has the sole power to vote and dispose of the shares of Common  Stock owned by Newcastle  Partners  reported in this Statement.

------------------------                                 -----------------------
CUSIP No. 539441105                  13D                     Page 23 of 39 pages
------------------------                                 -----------------------

                 By  virtue  of his  position  with  Couchman  LP  and  Couchman
Capital,  Jonathan Couchman has the sole power to vote and dispose of the shares of Common Stock owned by Couchman LP reported in this Statement.

                 By virtue of his position  with  Furtherfield  Partners,  L.P.,
Skiles Partners,  L.P. and DB3 Holdings Corp.,  Daniel A. Breen III has the sole power to vote and dispose of the shares of Common  Stock  owned by  Furtherfield
Partners, L.P. reported in this Statement.

            (c) Schedule A annexed  hereto lists for each  Reporting  Person all the transactions in the Issuer's Common Stock during the past 60 days.

            (d) No person other than the Reporting  Persons is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, such shares of the Common Stock.

            (e) Not applicable.

Item 6.          Contracts,  Arrangements,  Understandings or Relationships With
                 Respect to Securities of the Issuer.
                 ---------------------------------------------------------------

                 On September 16, 2002,  each of the Reporting  Persons  entered into a Joint Filing Agreement,  in which, among other things, (i) they agreed to the joint  filing on behalf of each of them of  statements  on Schedule 13D with respect  to the  Common  Stock  of the  Issuer,  (ii)  they  agreed  to form the
Committee  for the purpose of  soliciting  proxies or written  consents  for the election of Messrs.  Schwarz, Pully, Breen, Bienek, Murray, Esrey and Routman or
any other person(s)  nominated by Newcastle Partners or Couchman Capital, to the
Board of  Directors  of the Issuer at the Annual  Meeting,  and (iii)  Newcastle
Partners and Couchman Capital agreed to share all reasonable  expenses  incurred in connection with the  Committee's  activities.  The Joint Filing  Agreement is attached  hereto as an exhibit  and  incorporated  herein by  reference  and all references  contained herein are qualified in their entirety by reference to the
Joint Filing  Agreement.  Newcastle  Partners has also entered into an agreement with each of the nominees agreeing to indemnify them for certain damages arising from the proposed solicitation of proxies.

                 On September 16, 2002,  Newcastle  Partners sold 100,000 shares of  Common  Stock to  Furtherfield  Partners,  L.P.,  for  $.43  per  share in a pre-arranged open-market transaction.

Item 7.          Materials to be Filed as Exhibits.
                 ---------------------------------

       1.        Joint Filing Agreement dated as of September 16, 2002.

       2.        Nomination Letter dated September 18, 2002.

       3.        Letter from Newcastle  Partners to William M.  Apfelbaum  dated
                 September 18, 2002.

------------------------                                 -----------------------
CUSIP No. 539441105                  13D                     Page 24 of 39 pages
------------------------                                 -----------------------

                                   SIGNATURES

After due  inquiry  and to the best of his  knowledge  and  belief,  each of the undersigned  certifies that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2002             NEWCASTLE PARTNERS, L.P.

                                      By: Newcastle Capital Management, L.P.,
                                          its general partner
                                      By: Newcastle Capital Group, L.L.C., its
                                          general partner

                                      By: /s/ Mark E. Schwarz
                                          --------------------------------------
                                          Mark E. Schwarz, Managing Member

                                      NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                      By: Newcastle Capital Group, L.L.C., its
                                          general partner

                                      By: /s/ Mark E. Schwarz
                                          --------------------------------------
                                          Mark E. Schwarz, Managing Member

                                      NEWCASTLE CAPITAL GROUP, L.L.C.

                                      By: /s/ Mark E. Schwarz
                                          --------------------------------------
                                          Mark E. Schwarz, Managing Member

                                      /s/ Mark E. Schwarz
                                      ------------------------------------------
                                      MARK E. SCHWARZ

                                      COUCHMAN CAPITAL LLC

                                      /s/ Jonathan Couchman
                                      ------------------------------------------
                                      Jonathan Couchman
                                      Member of Management Board

                                      COUCHMAN PARTNERS, L.P

                                      By: Couchman Capital LLC, its general partner

                                      /s/ Jonathan Couchman
                                      ------------------------------------------
                                      Jonathan Couchman
                                      Member of Management Board

                                      /s/ Jonathan Couchman
                                      ------------------------------------------
                                      JONATHAN COUCHMAN

------------------------                                 -----------------------
CUSIP No. 539441105                  13D                     Page 25 of 39 pages
------------------------                                 -----------------------

                                      FURTHERFIELD PARTNERS, L.P

                                      By: Skiles Partners, L.P., its general partner
                                      By: DB3 Holdings Corp., its general partner

                                      /s/ Daniel A. Breen III
                                      ------------------------------------------
                                      Daniel A. Breen III, President

                                      SKILES PARTNERS, L.P.

                                      By:DB3 Holdings Corp., its general partner

                                      /s/ Daniel A. Breen III
                                      ------------------------------------------
                                      Daniel A. Breen III, President

                                      DB3 HOLDINGS CORP.

                                      /s/ Daniel A. Breen III
                                      ------------------------------------------
                                      Daniel A. Breen III, President

                                      /s/ Daniel A. Breen III
                                      ------------------------------------------
                                      DANIEL A. BREEN III

------------------------                                 -----------------------
CUSIP No. 539441105                  13D                     Page 26 of 39 pages
------------------------                                 -----------------------

                                      /s/ Steven J. Pully
                                      ------------------------------------------
                                      STEVEN J. PULLY

                                      /s/ Timothy A. Bienek
                                      ------------------------------------------
                                      TIMOTHY A. BIENEK

                                      /s/ John Murray
                                      ------------------------------------------
                                      JOHN MURRAY

                                      /s/ Carl E. Esrey
                                      ------------------------------------------
                                      CARL E. ESREY

                                      /s/ Daniel Routman
                                      ------------------------------------------
                                      DANIEL ROUTMAN

------------------------                                 -----------------------
CUSIP No. 539441105                  13D                     Page 27 of 39 pages
------------------------                                 -----------------------

                                   SCHEDULE A

            Transactions in the Common Stock During the Past 60 Days
            --------------------------------------------------------

Shares of Common Stock              Price Per                   Date of
    Purchased                       Share($)                   Purchase
    ---------                       --------                   --------

                            Newcastle Partners, L.P.
                            ------------------------
      107,500                       $0.531                     8/6/02
     (142,500)                      $0.496                     8/9/02
       86,000                       $0.363                     8/16/02
      195,000                       $0.404                     8/23/02
      115,000                       $0.420                     8/26/02
     (100,000)(2)                   $0.430                     9/16/02

                     Newcastle Capital Management, L.P (1)
                     --------------------------------------
                                      None

                       Newcastle Capital Group, L.L.C. (1)
                       -----------------------------------
                                      None

                               Mark E. Schwarz(1)
                               ------------------
                                      None

                           Couchman Partners, L.P. (1)
                           ---------------------------
     (100,000)                      $1.2400                    5/2/02
       15,444                       $1.2977                    5/7/02
       10,141                       $1.3400                    5/8/02
        9,000                       $1.3000                    5/9/02
        6,761                       $1.3000                    5/10/02
        2,291                       $1.2925                    5/13/02
       10,141                       $1.3407                    5/14/02
       18,780                       $1.2949                    5/15/02
       18,442                       $1.2111                    5/16/02
       10,141                       $1.2721                    5/17/02
       10,025                       $1.2500                    5/21/02
        6,683                       $1.2500                    5/22/02
       39,000                       $1.2027                    5/31/02
       44,188                       $1.0377                    6/4/02
        6,869                       $0.9133                    6/19/02
       27,000                       $0.9697                    6/26/02
        7,300                       $1.0027                    6/26/02
       56,000                       $0.8000                    7/1/02
        3,600                       $0.7600                    7/2/02

            (1) The Newcastle  Control Persons,  the Couchman LP Control Persons
and the Furtherfield Control Persons may each be deemed,  pursuant to Rule 13d-3 of the Securities  Exchange Act of 1934, as amended, to be the beneficial owners of all of the shares of Common stock held by Newcastle Partners, Couchman LP and
Furtherfield L.P., respectively.
            (2) This  transaction  reflects a pre-arranged  open-market  sale by
Newcastle Partners, L.P. to Furtherfield, L.P.

------------------------                                 -----------------------
CUSIP No. 539441105                  13D                     Page 28 of 39 pages
------------------------                                 -----------------------

        8,100                       $0.7000                    7/10/02
        77,000                      $0.7500                    7/10/02
        30,233                      $0.5497                    8/2/02
       695,235                      $0.3000                    8/16/02
        75,000                      $0.4699                    8/19/02

                             Couchman Capital LLC(1)
                              --------------------
                                      None

                              Jonathan Couchman (1)
                                -----------------
                                      None

                                 Steven J. Pully
                                 ---------------
                                      None

                         Furtherfield Partners, L.P. (1)
                         -------------------------------
        10,000                      $.4555                     9/12/02
       100,000(2)                   $0.43065                   9/16/02

                            Skiles Partners, L.P.(1)
                              ---------------------
                                      None

                              DB3 Holdings Corp.(1)
                              ---------------------
                                      None

                               Daniel A. Breen(1)
                               ------------------
                                      None

                                Timothy A. Bienek
                                -----------------
                                      None

                                   John Murray
                                   -----------
                                      None

                                 Daniel Routman
                                 --------------
                                      None

------------------------                                 -----------------------
CUSIP No. 539441105                  13D                     Page 29 of 39 pages
------------------------                                 -----------------------

                                  EXHIBIT INDEX
                                  -------------

Exhibit                                                                  Page
-------                                                                  ----

   1.     Joint Filing agreement dated as of September 16, 2002        30 to 35
   2.     Nomination Letter dated September 18, 2002                   36 to 37
   3.     Letter from Newcastle Partners to William M.
          Apfelbaum dated September 18, 2002                           38 to 39

------------------------                                 -----------------------
CUSIP No. 539441105                  13D                     Page 30 of 39 pages
------------------------                                 -----------------------

                                    AGREEMENT

            WHEREAS,  certain of the  undersigned  are  shareholders,  direct or beneficial, of MaxWorldwide, Inc. ("MaxWorldwide"), a Delaware corporation;

            WHEREAS,  Newcastle  Partners,  L.P.,  a Texas  limited  partnership
("Newcastle"),  and Couchman Capital LLC, a Delaware limited  liability  company
("Couchman")   wish  to  form  The   MaxWorldwide   Full  Value  Committee  (the
"Committee"),  together  with the  undersigned,  in order to nominate a slate of directors for election to the Board of Directors of MaxWorldwide  and to solicit written consents or proxies to elect its slate of director nominees to the Board of Directors of MaxWorldwide at the next annual meeting of stockholders or other meeting of stockholders held for such purpose;

            NOW, IT IS AGREED,  as of this 16th day of  September  2002,  by the parties hereto:

            1. That the parties  hereto  agree to form the  Committee  and shall take all actions that they deem  necessary in order to nominate a slate of directors to the Board of Directors of MaxWorldwide  and to solicit  written  consents or proxies for the election of Mark
               E.  Schwarz,  Steven J. Pully,  Timothy A.  Bienek,  John Murray,
               Daniel A. Breen III,  Carl E.  Esrey and Daniel  Routman,  or any
               other person(s) nominated by Newcastle or Couchman,  to the Board of  Directors  of  MaxWorldwide  at the next  annual  meeting  of stockholders  or  other  meeting  of  stockholders  held for such purpose

            2. To the extent the undersigned are required to file a Schedule 13D with  respect to the common  stock of  MaxWorldwide,  they hereby
               agree,  in  accordance  with  Rule  13d-l(k)(l)(iii)   under  the
               Securities  Exchange Act of 1934, as amended, to the joint filing on behalf of each of them of such statements on Schedule 13D.

------------------------                                 -----------------------
CUSIP No. 539441105                  13D                     Page 31 of 39 pages
------------------------                                 -----------------------

            3. So long as this agreement is in effect,  each of the  undersigned shall provide written notice to Olshan Grundman Frome  Rosenzweig
               & Wolosky LLP  ("Olshan") of (i) any of their  purchases or sales of the common  stock of  MaxWorldwide;  or (ii) any  shares  over which they  acquire or dispose of  beneficial  ownership.  Notice
               shall  be  given  no  later   than  24  hours   after  each  such
               transaction.

            4. Newcastle  and  Couchman  hereby  agree to share  all  reasonable expenses  incurred in connection with the Committee's  activities in  accordance  with  the  terms  of  this  agreement;  provided, however, that any expense in excess of $15,000 shall be consented to by each of Newcastle and Couchman. By this Agreement Newcastle and Couchman consent to expenses  incurred in connection with the
               retention  of  Olshan  relating  to  the  Committees   activities
               contemplated hereby.  Notwithstanding the foregoing,  the parties
               shall  not  be  required  to   reimburse   any  nominee  for  (i)
               out-of-pocket  expenses incurred by a nominee in the aggregate in excess of $250 without prior written approval;  (ii) the value of the time of any  nominee  or  party;  or (iii)  the  costs of any counsel,  other  than  Olshan or any other  counsel  approved  in writing by the parties.  A party incurring any material  expenses will  inform the other  party in advance of such  expenses  being incurred.

            5. The  relationship  of the  parties  hereto  shall be  limited  to carrying on the business of the Committee in accordance  with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such

------------------------                                 -----------------------
CUSIP No. 539441105                  13D                     Page 32 of 39 pages
------------------------                                 -----------------------

               business as described  herein.  Nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint  venture or  partnership,  or to  constitute an indemnification.  Nothing herein shall restrict any party's right
               to  purchase  or  sell  shares  of  MaxWorldwide,   as  it  deems
               appropriate,  in its sole discretion nor shall anything herein be construed  to require  any party to deliver a written  consent to the  Committee or to refrain from  revoking any consent  after it has been given.

            6. The principal  office of the Committee  shall be at c/o Newcastle
               Partners,  L.P., 200 Crescent  Court,  Suite 670,  Dallas,  Texas
               75201.

            7. This  Agreement  may be executed in  counterparts,  each of which shall be deemed an  original  and all of which,  taken  together, shall  constitute but one and the same  instrument,  which may be sufficiently evidenced by one counterpart.

            8. In the event of any dispute arising out of the provisions of this
               Agreement, the parties hereto consent and submit to the exclusive jurisdiction  of the Federal and State Courts in the State of New
               York.

            9. Any  party  hereto  may  terminate  his  obligations  under  this agreement  at any time on 72 hours  written  notice  to all other parties,  with a copy by fax to Steve Wolosky at Olshan,  Fax No.
               (212) 755-1467.  Each party acknowledges that Olshan shall act as counsel for both the Committee and Newcastle.

------------------------                                 -----------------------
CUSIP No. 539441105                  13D                     Page 33 of 39 pages
------------------------                                 -----------------------

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

                                      NEWCASTLE PARTNERS, L.P.

                                      By: Newcastle Capital Management, L.P.,
                                          its general partner
                                      By: Newcastle Capital Group, L.L.C., its
                                          general partner

                                      /s/ Mark Schwarz
                                      ------------------------------------------
                                      Mark Schwarz, Managing Member

                                      NEWCASTLE CAPITAL
                                      MANAGEMENT, L.P.

                                      By: Newcastle Capital Group, L.L.C., its
                                          general partner

                                      /s/ Mark Schwarz
                                      ------------------------------------------
                                      Mark Schwarz, Managing Member

                                      NEWCASTLE CAPITAL GROUP, L.L.C.

                                      /s/ Mark Schwarz
                                      ------------------------------------------
                                      Mark Schwarz, Managing Member

                                      /s/ Mark Schwarz
                                      ------------------------------------------
                                      MARK SCHWARZ

                                      COUCHMAN CAPITAL, LLC

                                      /s/ Jonathan Couchman
                                      ------------------------------------------
                                      Jonathan Couchman
                                      Member of Management Board

------------------------                                 -----------------------
CUSIP No. 539441105                  13D                     Page 34 of 39 pages
------------------------                                 -----------------------

                                      COUCHMAN PARTNERS, L.P

                                      By: Couchman Capital, LLC, its general
                                          partner

                                      /s/ Jonathan Couchman
                                      ------------------------------------------
                                      Jonathan Couchman
                                      Member of Management Board

                                      /s/ Jonathan Couchman
                                      ------------------------------------------
                                      JONATHAN COUCHMAN

                                      FURTHERFIELD PARTNERS, L.P

                                      By: Skiles Partners, L.P., its general partner
                                      By: DB3 Holdings Corp., its general partner

                                      /s/ Daniel A. Breen III
                                      ------------------------------------------
                                      Daniel A. Breen III, President

                                      SKILES PARTNERS, L.P

                                      By: DB3 Holdings Corp., its general partner

                                      /s/ Daniel A. Breen III
                                      ------------------------------------------
                                      Daniel A. Breen III, President

                                      DB3 HOLDINGS CORP.

                                      /s/ Daniel A. Breen III
                                      ------------------------------------------
                                      Daniel A. Breen III, President

                                      /s/ Daniel A. Breen III
                                      --------------------------------
                                      DANIEL A. BREEN III

------------------------                                 -----------------------
CUSIP No. 539441105                  13D                     Page 35 of 39 pages
------------------------                                 -----------------------

                                      /s/ Steven J. Pully
                                      ------------------------------------------
                                      STEVEN J. PULLY

                                      /s/ Timothy A. Bienek
                                      ------------------------------------------
                                      TIMOTHY A. BIENEK

                                      /s/ John Murray
                                      ------------------------------------------
                                      JOHN MURRAY

                                      /s/ Carl E. Esrey
                                      ------------------------------------------
                                      CARL E. ESREY

                                      /s/ Daniel Routman
                                      ------------------------------------------
                                      DANIEL ROUTMAN

------------------------                                 -----------------------
CUSIP No. 539441105                  13D                     Page 36 of 39 pages
------------------------                                 -----------------------

                                              September 18, 2002

BY FAX AND FEDERAL EXPRESS
--------------------------

MaxWorldwide, Inc.
50 West 23rd Street
Fourth Floor
New York, New York 10010

             Re:  Notice of Intention to Nominate Individuals for Election as
                  Directors at the 2002 Annual Meeting of Stockholders of
                  MaxWorldwide, Inc. ("MaxWorldwide" or the "Company")
                  ----------------------------------------------------

Ladies and Gentlemen:

            Newcastle Partners, L.P., a Texas limited partnership ("Newcastle"), is the beneficial  owner and/or owner of record of at least 1,104,200  shares of common stock,  $.001 par value per share, of MaxWorldwide  (the "Common Stock").
Newcastle  holds  certain of its shares of Common Stock  through the  Depository
Trust Company,  whose address is 55 Water Street, 50th Floor, New York, New York
10041.  Newcastle's  current address is 200 Crescent Court,  Suite 670,  Dallas,
Texas 75201.

            Through this letter (the "Notice"),  Newcastle  hereby nominates and notifies you of its intent to nominate Mark E. Schwarz, Steven J. Pully, Timothy
A. Bienek, John Murray, Daniel A. Breen III, Carl E. Esrey and Daniel Routman as
nominees (the "Nominees") to be elected to the Board of Directors of the Company
(the  "MaxWorldwide  Board") at the next annual meeting of  stockholders  of the
Company,  or any other meeting of  stockholders  held in lieu  thereof,  and any adjournments, postponements, reschedulings or continuations thereof (the "Annual
Meeting").  To the  extent  there  are  in  excess  of  seven  vacancies  on the
MaxWorldwide   Board  to  be  filled  by  election  at  the  Annual  Meeting  or
MaxWorldwide  increases  the size of the  MaxWorldwide  Board above its existing size, Newcastle reserves the right to nominate additional nominees to be elected to the  MaxWorldwide  Board at the Annual Meeting.  Additional  nominations made pursuant to the  preceding  sentence  are without  prejudice  to the position of
Newcastle  that any  attempt  to  increase  the size of the  MaxWorldwide  Board constitutes an unlawful  manipulation of MaxWorldwide  corporate  machinery.  If this Notice shall be deemed for any reason by a court of competent  jurisdiction to be  ineffective  with respect to the nomination of any of the Nominees at the
Annual  Meeting,  or if any individual  Nominee shall be unable to serve for any reason, this Notice shall continue to be effective with respect to the remaining
Nominee(s) and as to any replacement Nominee(s) selected by Newcastle.

            Please address any correspondence to Newcastle  Partners,  L.P., 200
Crescent Court,  Suite 670,  Dallas,  Texas 75201,  Attention:  Mark E. Schwarz,
telephone (214) 661-7474,  facsimile (214) 661-7475 (with a copy to our counsel,

------------------------                                 -----------------------
CUSIP No. 539441105                  13D                     Page 37 of 39 pages
------------------------                                 -----------------------

Olshan Grundman Frome  Rosenzweig & Wolosky LLP, 505 Park Avenue,  New York, New
York  10022,  Attention:  Adam W.  Finerman,  Esq.,  telephone  (212)  753-7200, facsimile (212) 755-1467).

                                      Very truly yours,

                                      NEWCASTLE PARTNERS, L.P.
                                      By: Newcastle Capital Management, L.P.,
                                          its general partner
                                      By: Newcastle Capital Group, L.L.C., its
                                          general partner

                                      By: /s/ Mark E. Schwarz
                                          --------------------------------------
                                          Mark E. Schwarz, Managing Member

------------------------                                 -----------------------
CUSIP No. 539441105                  13D                     Page 38 of 39 pages
------------------------                                 -----------------------

                                                   September 18, 2002

BY FAX AND FEDERAL EXPRESS
--------------------------

William M. Apfelbaum
Chairman of the Board
MaxWorldwide, Inc.
50 West 23rd Street
Fourth Floor
New York, New York 10010

Dear Mr. Apfelbaum:

            Newcastle Partners,  L.P. ("Newcastle")  currently owns an aggregate of 1,104,200 shares of common stock (the "Common Stock") of  MaxWorldwide,  Inc.
(the "Company"),  representing  approximately 4.5% of the issued and outstanding
Common Stock.  Newcastle has been  extremely  disappointed  with recent  actions taken by the Company,  which Newcastle  believes are not in the best interest of stockholders.

            Major negative developments include:

            o    The Company  terminated its merger with  EUniverse.  As part of the transaction, the stockholders would have received a special
                 cash  distribution.   Since  management's  termination  of  the
                 merger,  the Common  Stock has fallen to a recent price of $.43 per share, or a decline of 76% from the low end of the expected distribution level.

            o    Instead  of  the  EUniverse  transaction,  the  Company  issued approximately  4.8 million shares,  representing  approximately
                 19.2% of its then outstanding shares, and paid $5 million (plus up to $6 million of contingent payments),  to acquire assets of
                 Doubleclick.  The Company did not seek, or obtain,  stockholder approval for this transaction. Since announcing the acquisition of the  Doubleclick  assets on July 1,  2002,  the price of the
                 Common  Stock has fallen  from $.94  (closing  price on the day prior to the announcement) to a recent price of $.43 per share, or a decline of 54% from the pre-announcement price.

            o    Since becoming a public company,  the Company has generated net operating losses for nine consecutive quarters in the aggregate amount of $80.3 million.

            o    The  Company  restated  certain of its 2000 and 2001  financial statements in May 2002,  then just three months later in August
                 2002,  the Company  announced  that a re-audit of prior  period results  would  be  needed  and that it  would  likely  restate certain  of  its  financial  statements.  This  restatement  is pending.

            o    Two weeks  prior to the end of its third  quarter of 2002,  the
                 Company  has not yet  released  its  operating  results for the second quarter of 2002, and has not certified its financials in compliance with the Sarbanes-Oxley Act of 2002.

------------------------                                 -----------------------
CUSIP No. 539441105                  13D                     Page 39 of 39 pages
------------------------                                 -----------------------

            o    The Company's Common Stock has been delisted by NASDAQ, thereby reducing the Company's Common Stock to being traded only on the
                 "pink sheets."

            Newcastle   believes  that  the  best  way  to  maximize  value  for
stockholders is for the Company to be sold. Newcastle believes that the Board of
Directors and management should promptly pursue the sale of the Company.

            In connection  therewith,  Newcastle  hereby sets forth its offer to acquire the Company, through an appropriate acquisition entity to be formed, for
$.75 per share in cash. This offer  represents an  approximately  74% premium to the  Company's  current  market  price of $.43.  We  believe  that our  proposal
presents   stockholders  with  the  immediate   opportunity  to  maximize  their
investment in the Company.  Our all-cash offer will provide immediate  liquidity to all the  Company's  stockholders  and a  significant  premium to the  current market price of the Common Stock. Our offer has very limited conditions,  and is only  subject  to  satisfactory  completion  of  due  diligence,  obtaining  all necessary consents and approvals, including board and stockholder approvals, and certain other customary conditions,  including no material adverse change in the
Company's business and confirmation that there are appropriate  reserves for all contingent liabilities.  OUR OFFER IS NOT BASED ON ANY FINANCING CONTINGENCY. We
are  prepared to enter into a  confidentiality  and  exclusivity  agreement  and commence work immediately in order to satisfy the due diligence requirement.

            In  an  effort  to  insure  that  the  interests  of  the  Company's stockholders  are adequately  represented by the Board,  we are today sending to the Company,  under separate  cover,  notice of our nomination of seven nominees for  election to the Board of  Directors  of the Company at the  Company's  next annual meeting of stockholders.

            If elected at the next Annual Meeting, each of our nominees, subject to his fiduciary  duties,  would work to maximize value to stockholders  through the sale of the Company  (whether to Newcastle or pursuant to a superior  offer)
or  pursuant to another  strategic  alternative  reasonably  designed to provide stockholders with maximum value.

            We strongly  believe that the proposal  described herein is superior to the current strategy being pursued by the current management and board and is the superior  alternative for stockholders.  Please contact me at (214) 664-7474 to  discuss  any  questions  you or the Board  might  have or if you would  like additional information. As stockholders,  we feel that the current Board as well as  the  Board  elected  at the  next  Annual  Meeting  of  Stockholders,  has a responsibility  to all of the  Company's  stockholders  to  consider  fully  and impartially  any proposal that may  significantly  increase  stockholder  value.
Accordingly,  we stand ready to discuss with the Board and members of management any aspect of our proposal.

                                      Very truly yours,

                                      Newcastle Partners, L.P.
                                      By: Newcastle Capital Management, L.P.,
                                          its general partner
                                      By: Newcastle Capital Group, L.L.C., its
                                          general partner

                                      By: /s/ Mark E. Schwarz
                                      ------------------------------------------
                                          Mark E. Schwarz, Managing Member